September 25, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Westport Innovations Inc.

Form 40-F for the Nine Months Ended December 31, 2011

Filed March 1, 2012

Ladies and Gentlemen:

Concurrently herewith, Westport Innovations Inc. is re-filing its Form 40-F for the nine months ended December 31, 2011. The re-filing incorporates Extensible Business Report Language, or XBRL, tags and includes an amendment to Exhibit 99.3 - Disclosure Controls and Procedures and Internal Control Over Financial Reporting, page 13 to correct a date reference to state December 31, 2011 to comply with General Instruction B(6)(b) of Form 40-F.

Should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 718-2035 or by e-mail at SManki@westport.com.

Yours truly,

WESTPORT INNOVATIONS INC.

/s/ Salman Manki
Salman Manki
Corporate Counsel

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com